Exhibit 99.1

Organigram Sends First Shipment of Indoor-Grown Dried Flower to Israeli Cannabis Producer, Canndoc Ltd.

MONCTON, New Brunswick--(BUSINESS WIRE)--August 14, 2020-- Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, today announced that it has sent its first shipment of bulk dried flower to Canndoc Ltd. (“Canndoc”), one of Israel’s largest and most established medical cannabis producers, and a subsidiary of InterCure Ltd. (TASE: INCR). The shipment is part of Organigram’s multi-year deal with Canndoc and is estimated to be worth approximately $2.4M CDN.

Canndoc has been a pioneer in pharmaceutical-grade cannabis for more than 12 years. Its GMP-approved medical cannabis products are sold in pharmacies in Israel, and it holds international cultivation and distribution agreements in the European Union and Canada.

As previously disclosed, Organigram will provide a guaranteed 3,000 kg of high quality, indoor-grown dried flower product to Canndoc by December 31, 2021 for processing and distribution into the Israeli medical market, and may provide an additional 3,000 kg during the same time period at Canndoc’s option, subject to certain conditions.

Canndoc will source indoor-grown dried flower from Organigram.

“We are proud to offer clients like Canndoc the quality of indoor-grown cannabis,” says Greg Engel, CEO, Organigram. “Our agreement with Canndoc reflects the value of our ongoing investment in state-of-the-art growing technology, and our stalwart commitment to consistency and quality.”

About InterCure and Canndoc

InterCure is the first public company on the Tel Aviv Stock Exchange to hold a valid and permanent license for the entire medical cannabis value chain through its 100% ownership in Canndoc. Canndoc is an Israeli medical cannabis producer, licensed by the Israeli Ministry of Health since 2008. Canndoc is a leading pioneer in the research, cultivation, processing and distribution of pharma-grade cannabis-based products to licensed patients, hospitals, physicians, research and governmental organizations. Canndoc is focused on pharmaceutical-grade cannabis and is conducting R&D programs and clinical trials in its genetics. Canndoc is experienced in climatized greenhouse cultivation and has developed a unique production method for pharma-grade cannabis which is scalable and profitable, with expertise in all links of the value chain to the end-products. Canndoc operates two sites in Northern and Southern Israel, as well as joint ventures for cultivation and distribution in European Union and Canada. Visit https://www.canndoc-pharma.com/

In addition, to its 100% ownership of Canndoc, InterCure holds two other biotech investments: i) 12.27% stake in Regenera, clinical-stage biopharmaceutical company focused on developing a novel drug for neurological disorders currently at Phase 3 clinical trial in NAION after receiving FDA Fast Track designation and ii) 8.88% stake in Novellus, a Jerusalem based company, developing a novel technology for precision oncology therapies.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that change supply quantities; risks associated with international jurisdictions including regulatory risk; receipt of any required permits from Health Canada and other authorities; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca